SAVERS VALUE VILLAGE, INC.

11400 S.E. 6th Street, Suite 125

Bellevue, WA 98004

June 26, 2023

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennie Beysolow
Jennifer López-Molina
Division of Corporation Finance
Office of Trade & Services

Savers Value Village, Inc.

Registration Statement on

Form S-1 (File No. 333-261850)

Dear Ms. Beysolow:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “S-1”) relating to the registration of 21,562,500 shares (including 2,812,500 shares to cover over-allotments) of the common stock, par value $0.000001 per share, of Savers Value Village, Inc. (the “Company”) be accelerated to June 28, 2023 at 4:00 p.m. E.D.T. or as soon thereafter as may be practicable, or at such other time as the Company or its outside counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP, may orally request via telephone call that the S-1 be declared effective.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Christodoulos Kaoutzanis of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3445.

*****

Very truly yours,

By:	/s/ Richard Medway
	Name:	Richard Medway
	Title:	General Counsel, Chief Compliance Officer and Secretary